JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

**US SEC EXEMPTION
FILE NO. 82-3572**

5 November 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. dated October 15, 2007 regarding the news article entitled "JG Summit goes into milk production".

2. SEC Form 17-C of JG Summit Holdings, Inc. dated October 16, 2007 regarding the consolidation of ownership in JG Summit Petrochemical Corporation.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

SEC MAIL PROCESSING SECTION RECEIVED DEC 0 2007

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE

TOWER, ADB AVE. COR. POVEDA ST

ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1	2		3	1

Month Day

Fiscal Year

FORM TYPE: 17-C

Second Thursday of June

Month Day

Annual Meeting

Reply to PSE letter re news article entitled "JG Summit goes into milk production"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A

Domestic

N/A

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 15, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see the following attached documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated October 15, 2007 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B" – PSE ODiSy letter to the Company dated October 15, 2007 requesting for confirmation/denial of the veracity of the news article in Annex "C" below.

Annex "C" – News article entitled "JG Summit goes into milk production" which appeared in the October 15, 2007 issue of The Manila Bulletin.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

October 15, 2007
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

October 15, 2007

Atty Pete Malabanan
Head, Disclosure Department
Philippine Stock Exchange
4F, PSE Center, Exchange Road
Ortigas Center, Pasig City

Dear Mr. Malabanan:

We confirm the veracity of the article entitled "JG Summit goes into milk production," that came out in the Manila Bulletin today. The information was taken from the approval issued by the Board of Investments related to our application for incentives for the expansion of our coffee creamer line.

Bach Johann M. Sebastian
Senior Vice President
Corporate Information Officer

ANNEX "B"

ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

Company	:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**ATTY. ROSALINDA F. RIVERA** ***Corporate Secretary***
Subject	:	**"JG Summit goes into milk production"**
Sent	:	**Monday, October 15, 2007**

Dear Atty. Rivera:

We refer to our telephone conversation with your Mr. Sebastian at 7:50 a.m. today regarding the attached news article entitled "JG Summit goes into milk production" published in the Manila Bulletin. The article reported in part that:

> The Gokongwei-owned JG Summit Holdings Inc. is going into milk and coffee creamer production broadening its presence in the branded consumer foods lines with an investments of ₱509.585 million. Its foray into milk and coffee creamer production is expected to boost its coffee brand, Blend 45, which has seen less action in the market versus its dominant competitor.... The plant, located in Calamba, Laguna, is designed to produce 3 million kilograms a year of powdered filled milk, 12 million liters annually of ready-to-drink (RTD) full cream milk and 5 million kgs. of coffee creamer....

Please confirm/deny the veracity of the above-mentioned news articles and provide additional information, if any, **via ODiSy before 9:00 a.m. today, October 15, 2007,** so that we may properly apprise the Trading Participants and the investing public of the same. Per Section 4.5 of the Revised Disclosure Rules cited below, the Exchange will impose a trading halt on the Company's securities pending clarification of the said news article.

In the event that the Exchange issues a trading halt, the same shall be lifted at 10:00 a.m. today even if the Exchange receives no reply.

Section 4.5 of the **Revised Disclosure Rules** on the **Duty of the Issuer to Clarify Non-public Material Information** states that:

> Upon its receipt of any material non-public information, the Exchange shall request the Issuer concerned to confirm or deny the veracity of the said information (e.g. newspaper/newswire reports, information coming from third parties, broker's market letter, etc.) pertaining to the Issuer or any of its subsidiaries.
>
> If the request for confirmation is made by the Exchange prior to the pre-open period of the said trading day, the Issuer must reply prior to the start of the said pre-open period.
>
> However, if the Exchange makes a request for confirmation after trading hours, the Issuer must reply prior to the start of the pre-open period of the next trading day.
>
> The Exchange shall impose a trading halt on the securities of the Issuer if it fails to confirm or deny the veracity of the said material non-public information. The halt shall be lifted at 10:00 a.m. even in the

absence of any reply from the Issuer verifying or clarifying the material information. The Exchange must receive the Issuer's reply not later than 11:00 a.m. of the same trading day. If by 11:00 a.m., the Issuer fails to reply or should the reply fail to sufficiently clarify the material information requested by 11:00 a.m., it shall be fined the amount of Thirty Thousand Pesos (₱30,000.00). Thereafter, the Issuer shall be fined the additional amount of Ten Thousand Pesos (₱10,000.00) for every thirty minutes of delay.

The imposition of the foregoing penalties shall be without prejudice to the imposition of penalty/ies for non-disclosure of material information *after the same has been duly* established and the need to pursue investigation of a possible violation of the anti-manipulative and anti-fraudulent provisions of the SRC.

Your compliance is hereby enjoined.

Very truly yours,

(Original Signed)
ATTY. PETE M. MALABANAN
Head, Disclosure Department

ANNEX "C"

JG Summit goes into milk production

By BERNIE CAHILES-MAGKILAT

The Gokongwei-owned JG Summit Holdings Inc. is going into milk and coffee creamer production broadening its presence in the branded consumer foods lines with an investments of ₱688.585 million.

Its foray into milk and coffee creamer production is expected to boost its coffee brand, Blend 45, which has seen less action in the market versus its dominant competitor.

The Board of Investments has approved the project as new because it is entirely distinct and different from its current production in terms of raw materials, equipment and production process.

It is also listed in the 2007 Investment Priorities Plan under the heading "Projects under the Retention, Expansion and Diversification program.

The investment would be used to establish a flexible manufacturing plant that would convert semi-processed agricultural products to a form ready for final consumption.

The plant, located in Calamba, Laguna, is designed to produce 3 million kilograms a year of powdered filled milk, 12 million liters annually of ready-to-drink (RTD) full cream milk and 3 million kgs. of coffee creamer. These products share common equipment.

The facility is equipped with Programmable Logic Controller that record and automatically control set points for temperature, pressure and flow.

The RTD products will be packed in tin cans while the filled milk and coffee creamer will be packed in a multi-layered flexible packaging film laminated with aluminum foil to maintain freshness and longer shelf life.

It is scheduled for commercial operation in October 2009 employing 170 people.

JG Summit is 95.88 percent owned by the Gokongwei group and 4.12 percent of various foreign nationalities.

Milk and coffee creamer production is the first venture of the Gokongwei group outside of its food business.

JG Summit is one of the largest business conglomerates listed in the Philippine Stock Exchange. It has substantial interests in branded consumer foods, agro-industrial and commodity food products.

It is also a highly diversified company with interests stretching to land development, telecommunications, petrochemicals and air transportation.

Manila Bulletin.
October [illegible], [illegible]

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1
Month			Day	

Fiscal Year

FORM TYPE: 1 7 - C

Second Thursday of June
Month Day
Annual Meeting

Disclosure on consolidation of ownership in JG Summit Petrochemical Corporation

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 16, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see attached letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange dated October 15, 2007 regarding the consolidation of its ownership over all of the outstanding shares of stock of JG Summit Petrochemical Corporation.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

October 16, 2007
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

October 15, 2007

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head - Disclosure Department

Ms. France Alexandra Du
Analyst- Disclosure Department

Gentlemen:

We wish to inform you that JG Summit Holdings, Inc. (the "Company") has consolidated its ownership over all of the outstanding shares of stock of JG Summit Petrochemical Corporation (JGSPC).

The Company has acquired the remaining shares which it did not own in JGSPC equivalent to 17.72% and were held by Marubeni Corporation. As a result of such acquisition, JGSPC has become a wholly-owned subsidiary of the Company.

Apart from the information stated above, we are unable to provide you with any other additional information due to the confidentiality obligations agreed upon by both parties.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

END